SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 970, of 03.13.2023.

CERTIFICATE

MINUTES OF THE NINE HUNDRED AND SEVENTIETH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

It is hereby certified, for all due purposes, that the 970th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was started at 2:30 p.m. on the thirteenth day of March of the year two thousand and twenty-three, with the closing of the works registered on the same day at 6:10 p.m. The meeting took place at Eletrobras´ headquarters, located at Rua da Quitanda, nº 196, 25º andar, Centro, Rio de Janeiro – RJ. In person, Board Member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the proceedings. The Board members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL) and VICENTE FALCONI CAMPOS (VFC) attended the meeting in person. There was no record of absence from the meeting, thus understood as non-participation in any segment of the conclave. The council was hosted by Governance Superintendent BRUNO KLAPPER LOPES (BKL) with the support of Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). President WILSON FERREIRA JR (WFJ) and Legal Director JOSÉ EDUARDO GUIMARÃES BARROS (JGB) attended the meeting in person, as guests. INSTRUCTION: The support material was made available to the Board members through the Governance Portal. QUOROM TO OPEN THE MEETING AND TO PASS RESOLUTIONS: As prescribed in art. 25, head provision, of Eletrobras' Articles of Incorporation, the resolutions of this conclave must be opened with the presence of the majority of its members, and its resolutions must be passed, as a general rule, by the majority of those present, except in the cases of a qualified quorum described in art. 26 of the Articles of Incorporation. The meeting was held with the presence of nine members, in compliance with the minimum quorum of five members in order to open the meeting and with a minimum quorum of five members for passing resolutions, except in cases where there is an explicit record of changes in the quorum of those present at the time of the resolution. The prior declaration of conflict of interest by the Board member and/or his/her momentary absence from the conclave entail their removal for the purpose of calculating the respective minimum quorum for resolution. DECISIONS: (i) DEL-024/2023. Complete Financial Statements for the year ended 12/31/2022. RES 117, of 03.13.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the favorable opinion issued by the Audit and Risks Committee - CAE at its 292nd meeting held on 03.13.2023, in the support material and in the documents listed below, RESOLVED: Resolution of the Executive Board No. 117, of 03.13.2023; Report to the Executive Board No. DF-023, of 03.13.2023; Executive Summary DF/DC s/n, of 03.13.2023; Report issued by PricewaterhouseCoopers - PwC Auditores Independentes on the individual and consolidated financial statements for 2022; 1. Approve the complete financial statements of Eletrobras for the fiscal year ended December 31, 2022 and its forwarding for resolution of the 2023 Annual General Meeting (AGM), whose values and main highlights are as follows: a) Financial statements for the fiscal year ended December 31, 2022 accompanied by the Management Report, the Independent Auditors' Opinion, Balance Sheet, Income Statement for the Year (DRE), Statement of Changes in Shareholders' Equity (DMPL), Cash Flow Statement (DFC), Statement of Comprehensive Income (DRA) and Statement of Added Value (DVA), accompanied by explanatory notes to the financial statements. b) Summary version of the balance sheet and result for the year:

DEL-024/2023. Information Classification: Confidential Classification of the information and the review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

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b.1)	Balance Sheet:

12/31/2022

	Parent company	Consolidated
ASSET Current	20.065.183	In thousands of Brazilian Reais 49.623.127
Long-term receivables	35.807.159	71.888.527
Investment, Fixed Assets and Intangible Assets	114.036.559	148.705.808
	169.908.901	270.217.462

Current liabilities	13.546.305	26.440.876
Non-current liabilities	45,857,800	132.747.950
Shareholders' equity of the controlling shareholders	110.504.796	110.504.796
Shareholders' equity of non-controlling shareholders	-	523.840
	169.908.901	270.217.462

DEL-024/2023. Information Classification: Confidential Classification of the information and the review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

3 CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 970, of 03.13.2023.

b.2)	Income Statement for the Year:

12/31/2022

	Parent company	Consolidated
Net Operating Revenue	377.721	In thousands of Brazilian Reais 34.074.233
Operating costs	(16.685)	(15.857.610)
Operating expenses	(4.638.745)	(13.417.697)
Regulatory remeasurements - Transmission Contracts	-	365.178
Financial Income	(272.650)	(4.373.595)
Income from equity investments	7.566.709	2.369.777
Other Income and Expenses	195.661	186.924
Profit before income tax and security cont.	3.212.011	3.347.210
Income tax and social security contribution	(563.419)	(695.613)
Net profit from continued operations	2.648.592	2.651.597
Installment attributed to controllers	2.648.592	2.648.592
Portion attributed to non-controlling shareholders	-	3.005
Net profit from discontinued operations	986.785	986.785
Installment attributed to controllers	986.785	986.785
Portion attributed to non-controlling shareholders	-	-
Net profit for the year	3.635.377	3.638.382

Installment attributed to controllers	3.635.377	3.635.377
Portion attributed to non-controlling shareholders	-	3.005

2. Approve the Management Report for the fiscal year ended December 31, 2022, according to the draft attached to RES 117, of 03.13.2023; 3. Approve the proposal for allocation of the result of the fiscal year and accumulated profits of Eletrobras, as determined in the fiscal year ended December 31, 2022, including the proposal for a capital budget, prepared in line with article 196 of Law No. 6.404, of 1976 and pursuant to Technical Note DFP/DFF 001, of March 10, 2023, attached to RES 117, of March 13, 2022, and as summarized below:

Income Statement

Net Income for the Year	3.635.377
(-) Legal Reserve (5% of Net Income)	(181.769)
(=) Adjusted Net Income 2022	3.453.608
(-) Mandatory Dividend 2022 (25% Adjusted Net Income)	(863.402)
(=) Balance to be Allocated 2022	2.590.206
(+) Retained Earnings	248.093
(=) Total Balance to be Allocated	2.838.299
(-) Statutory Investment Reserve (up to 75% Net Income of 2022)	(2.590.206)
(-) Retention of Profits (Art. 196 - Capital Budget)	(248.093)
Balance	-

DEL-024/2023. Information Classification: Confidential Classification of the information and the review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

4 CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 970, of 03.13.2023.

4.    Determine that the Board of Governance, Risks and Compliance – DC, through the Governance Officer – DCC, the Department of Strategic Governance and Intelligence – DCGE, the Secretariat of Governance – DCCG and the Executive Secretariat – DCGS, the Financial and Investor Relations Department - DF, through the Investor Relations Officer – DFR and the Accounting Officer – DFC, the Legal Board – DJ, through the Legal Officer – DJJ and the Legal Advisory Department – DJJC, each adopt, within their scope of action, the necessary measures to comply with this Resolution. Quorum to pass resolutions: Unanimity. The Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS, in the use of its statutory attributions and in accordance with the provisions of the Brazilian Corporation Law, examined the financial statements, with the opinion issued by PricewaterhouseCoopers - PwC Auditores Independentes, for the year ended 12.31.2022 and, being correct and in order, DECIDES to submit the matter to the resolution of the Annual General Meeting of Eletrobras Shareholders. (ii) DEL-025/2023. Convening of the 186th EGM of Eletrobras – Statutory Reform. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the recommendation issued by the Legal Affairs Support Committee – CAAJ and in the support material, RESOLVED: 1. approve the call of the 186th Extraordinary General Meeting of Shareholders, to be held on 04.17.2023, in the fully digital model, within a minimum period of 30 (thirty) days, counted from the date of its publication, under the terms of the Call Notice and the Management Proposal and its Annexes, contemplating the following agenda:

1.	Amendment to the Articles of Incorporation to incorporate internal governance adjustments of the Company, in line with supervening regulatory adjustments and orientations of B3 and its condition of “true corporation”:

(a)	comply with the wording of the Articles of Incorporation with Official Letter B3 618/2017 and with the Brazilian Corporation Law: Amendment of (i) caput of article 23; (ii) article 27, paragraph 1; (iii) article 31, paragraph1; and (iv) article 33, item II;
(b)	correction and standardization of the nomenclature of the Code of Conduct in the Articles of Incorporation: Amendment of (i) article 3, paragraph3; (ii) article 22, paragraph3; (iii) article 31, items XIV and XXXI; (iv) article 39, item XXIV; and (v) article 43, paragraph3;
(c)	correction and standardization of the nomenclature of the Audit and Risk Committee in the Articles of Incorporation: Amendment of article 33, item VII and paragraph1;
(d)	correction and standardization of the nomenclature of the position of Executive Vice Presidents in the Articles of Incorporation: Amendment of the title of Chapter VII and the caput of Article 41;

DEL-024/2023. Information Classification: Confidential Classification of the information and the review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

5 CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 970, of 03.13.2023.

(e)	correction of the mention of the Depositary Receipts program: Replacement of the term “Brazilian” by “American” in article 19, paragraph 3;
(f)	exclusion of statutory provision from the position of board member elected as representative of employees Amendment of the caput and exclusion of items I and II of Article 28 of the Articles of Incorporation;
(g)	inclusion of a transitional provision regarding the mandate now in progress of the current board member elected as representative of the employees, with final term at the 2024 Annual General Meeting: Inclusion of new Chapter XI (“Transitional Provision”) and Article 53 in the Articles of Incorporation; and
(h)	approval of the consolidation of the Articles of Incorporation: Consolidation of the Company's Articles of Incorporation, considering all changes resolved by shareholders in the EGM.

2. determine that the Board of Governance, Risks and Compliance – DC, through the Governance Officer – DCG and the Governance Secretariat – DCGG, the Financial and Investor Relations Board – DF, through the Investor Relations Officer – DFR, the Legal Board – DJ, the Communication Officer – DRC and the Legal Affairs Support Committee – CAAJ adopt the necessary measures to comply with this Resolution. Quorum to pass resolutions: Majority, registered the dissent on the part of Board members MGS and MPF, who registered votes against the proposed statutory reform, including the change in the composition rule of the Eletrobras Board of Board members. In justification of their votes, they registered an understanding that it is relevant to ensure predictability and stability to investors, avoiding successive and short-term changes to the Articles, especially considering that recently there has been a major statutory reform, which has even led to the change in the number of board members. The ISM President, in qualification of his favorable vote, pointed out that this proposal represents the first statutory reform to be promoted since the approval of Eletrobras' new articles of incorporation in its 183rd EGM held on 11.04.2022. He also recalled that the statutory amendment made at the 185th EGM, of 01.05.2023, was limited to the update of the Company's capital, as an effect of the process of incorporation of shares of its subsidiaries. It was also noted that Board member CRP was absent during the entire period of discussion and voting regarding the change of the rule of composition of the Board of Board members (art. 28 of the Articles of Incorporation) and the creation of the transitional provision (art. 53 of the Articles of Incorporation), and the said board member raised a situation of conflict of interest regarding these two statutory adjustments, since he was elected by the electoral college of employees. In addition, Board member CRP registered a vote in favor of the other statutory changes contemplated in the management proposal. Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items resolved at this Meeting of the Board of Directors is filed at the Company's headquarters. There being no further business to discuss on DEL-024/2023 and DEL-025/2023, President IVAN DE SOUZA MONTEIRO closed the related work and ordered the Board's Governance Secretary to draw up this Certificate, which, after being read and approved, is signed by the Governance Secretary. The other matters dealt with at this meeting were omitted in this certificate, due to legal caution, supported by the duty of confidentiality of the Management, according to the "caput" of article 155 of Law No. 6.404/76, given that they relate to interests merely internal to the Company, thus being outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Present: President IVAN DE SOUZA MONTEIRO; Board members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO, VICENTE FALCONI CAMPOS; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR

DEL-024/2023. Information Classification: Confidential Classification of the information and the review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

6 CA/CAAS Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 970, of 03.13.2023.

Rio de Janeiro, March 21, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

X Fernando Khoury Francisco Junior Governance Secretary of Eletrobras

DEL-024/2023. Information Classification: Confidential Classification of the information and the review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.